SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: November 30, 2011

OTI Signs $7 Million Core Technology License Agreement

-Agreement Provides New Revenue Model by Leveraging Portfolio of Proprietary Assets-

Iselin, NJ, November 30, 2011 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) today announced its first non-exclusive license for core technologies within its proprietary portfolio of IP and patents amounting $7 million USD with multibillion dollar corporation. OTI anticipates that the revenues from this agreement will be recorded in Q4 2011.

Oded Bashan, OTI’s  Chairman and CEO , commented, “This agreement reflects the benefits of our expanded efforts to further leverage our proprietary technology and other intellectual property through licensing and partnership opportunities, and underscores the high value of our technology and solutions to third parties as demonstrated in this agreement, which covers  a portion of our technology footprint and is focused on one particular vertical market.”

OTI’s technology, patent and IP portfolio includes, among others , product applications, software platforms, system and product architecture and product concepts in the fields of contactless payments and Near Field Communications (NFC); ID; Petroleum; Parking solutions; and much more.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from the introduction of our parking solutions in Lille, France. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts: Galit Mendelson VP, Corporate Relations 732 429 1900 ext. 111 galit@otiglobal.com	Jay M. Meier SVP, Business Development & Investor Relations OTI America, Inc. 732 429 1900 ext. 104 jaym@otiglobal.com

Investor Relations:
Norberto Aja/David Collins
Jaffoni & Collins
212-835-8500
otiv@jcir.com